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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Orthodontic Centers of America Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68750P103

(CUSIP Number)

September 30, 2003

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 68750P103	13G	Page 2 of 5 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Kayne Anderson Rudnick Investment Management, LLC 95-4575414

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 560

	6	Shared Voting Power --

	7	Sole Dispositive Power 560

	8	Shared Dispositive Power --

9	Aggregate Amount Beneficially Owned by Each Reporting Person 560

10	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	[ ]

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person IA

CUSIP No. 68750P103	13G	Page 3 of 5 Pages

Item 1(a):	Name of Issuer

Orthodontic Centers of America Incorporated

Item 1(b):	Address of Issuer’s Principal Executive Offices

3850 N. Causeway Blvd. Suite 800 Metairie, Louisiana 70002

Item 2(a):	Name of Person Filing

Kayne Anderson Rudnick Investment Management, LLC

Item 2(b):	Address of Principal Business Office

1800 Avenue of the Stars, 2nd Floor Los Angeles, CA 90067

Item 2(c):	Citizenship

USA

Item 2(d):	Title of Class of Securities

Common Stock

Item 2(e):	CUSIP Number

68750P103

Item 3:	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

Item 4:	Ownership

(a)	Amount Beneficially Owned: 560 shares

(b)	Percent of Class 0%

CUSIP No. 68750P103	13G	Page 4 of 5 Pages

Number of Shares as to Which Such Person Has:

(i)	Sole power to vote or direct the vote: 560 Shares

(ii)	Shared power to vote or direct the vote N/A

(iii)	Sole power to dispose or to direct the disposition of: 560 Shares

(iv)	Shared power to dispose or to direct the disposition of: N/A

Item 5:	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6:	Ownership of Not More Than Five Percent on Behalf of Another Person

N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

N/A.

Item 8:	Identification and Classification of Members of the Group

N/A

Item 9:	Notice of Dissolution of Group

N/A

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68750P103	13G	Page 5 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

October 8, 2003 Date /s/ Allan M. Rudnick Signature Management Committee Co-chair, CIO and President Title